Exhibit 4.16

Summary of Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Guang Xi Construction Group No. 4 Construction Co. Ltd. to construct roadway, bridge, and drainage systems in the Guilin facility

Guilin Jun Tai Fu Construction and Development Co. Ltd. (“Guilin JTF”) entered into an agreement (“Agreement”) with Guang Xi Construction Group No. 4 Construction Co. Ltd. (“Guang Xi Construction Group”) on November 10, 2011. Pursuant to the Agreement, Guang Xi Construction Group shall build internal roadways, bridges, and drainage systems for Guilin JTF’s Green Energy Smart Grid Plant, located in the Tie Shan Industrial Park.  Guang Xi Construction Group shall be responsible for supply of materials and the construction of the structures.  Construction is scheduled to commence on November 10th, 2011 and to conclude on January 18th, 2012.  The contract price is RMB 5.3 million.  Upon signing the contract and within seven (7) days of the commencement of construction, Guilin JTF shall pay Guangxi Construction Group a pre-payment of equal to 30% of the contract price.  During the construction, on the fifth day of each month, Guilin JTF shall make progress payments to Guang Xi Construction Group due the prior month, such payment shall be 85% of the progress payment due (of which 55% of the progress payment shall be deducted from the pre-paid amount until the pre-paid amount is exhausted.)  Upon completion, inspection, and acceptance of the constructed structures, Guilin JTF shall make payment to Guang Xi Construction Group to bring the total amount paid to date to 90% of the contract price.  Within ten (10) days thereafter, JTF shall make payment to Guang Xi Construction Group to bring the total amount paid to date to 97% of the contract price.  Guilin JTF shall retain the remaining 3% as quality assurance fee payable to Guang Xi Construction Group in two equal tranches over a two year period.